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                                                 Filed by Smithfield Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               November 14, 2000

                                                           FOR IMMEDIATE RELEASE


                 IBP, INC. SAYS IT WILL ENTER MERGER DISCUSSIONS

                              WITH SMITHFIELD FOODS


SMITHFIELD, VA, NOVEMBER 14, 2000 - Smithfield Foods, Inc. (NYSE: SFD) announced today that it has received a letter from the Special Committee of the Board of Directors of IBP, Inc., in which the Committee wrote:

         "Please be assured that the Special Committee is fully committed to the objective of maximizing value for the IBP shareholders...the Special

         Committee has determined that your proposal meets the applicable threshold under IBP's merger agreement with Rawhide Holdings

         Corporation [the management buyout group] and is therefore prepared to enter into discussions with you regarding your proposal."

The letter comes in response to Smithfield's offer to acquire IBP, Inc. through a tax-free merger in which IBP shareholders would receive $25 per share payable in Smithfield Foods common stock at an exchange ratio based on the average price of Smithfield Foods shares for a period prior to the closing. Smithfield's offer represents a significant premium to the proposed management buyout of IBP at $22.25 per share.

IBP's Special Committee also stated in its letter that it is "happy to accommodate" Smithfield's request for a brief confirmatory due diligence review of IBP, subject to the negotiation of a confidentiality agreement. IBP also said it would avail itself of Smithfield's invitation to have IBP's advisors meet with Smithfield to discuss Smithfield's plan to resolve any issues that might be raised by regulators.
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Joseph W. Luter, III, Chairman and Chief Executive Officer of Smithfield Foods,
said, "We are pleased that IBP's Special Committee has responded so favorably to our proposal. We believe the benefits of the transaction we are proposing are indeed compelling for all shareholders, employees, raw material producers, customers and the communities of both companies, and look forward to discussing its superior merits in detail with the Special Committee and its advisors."

         ABOUT SMITHFIELD FOODS, INC.

                  With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. For more information, please visit www.smithfieldfoods.com.

 CONTACTS:

                  FOR INVESTORS:            FOR MEDIA:
                  Jerry Hostetter           Josh Pekarsky
                  Smithfield Foods, Inc.    Sarah Zitter Milstein
                  (212) 758-2100            Kekst and Company
                                            (212) 521-4800

         This news release may contain "forward-looking" information within the meaning of the federal securities laws. The forward-looking information may include statements concerning Smithfield's or IBP's outlook for the future, the ability to realize estimated synergies, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. The following factors, among others, could cause actual results to differ materially from those expressed in, or implied by, the statements: the risks that Smithfield's and IBP's businesses will not be integrated successfully, the risk that Smithfield and IBP will not realize estimated synergies, costs relating to the proposed transaction, the availability and prices of live hogs, live cattle, raw materials and supplies, product pricing, the competitive environment and related market conditions, operating efficiencies, access to capital, actions of domestic and foreign governments and other factors discussed in Smithfield's and IBP's respective filings with the SEC.

         More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).
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         This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

         Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

         As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.


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